# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lithium Argentina AG, CIK 0001440972
CUSIP: H5012F103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Dammstrasse 19, Zug, Switzerland (V8), 6300
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001806207

## Reporting persons
- Ganfeng Lithium Group Co., Ltd./ADR: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 15,810,000; sole dispositive power 0; shared dispositive power 15,810,000; aggregate amount beneficially owned 15,810,000 (9.7% of the class)
  Comment: Items 6, 8, 9: Consists of 15,810,000 Common Shares held of record by GFL International Co., Limited, which is a wholly owned subsidiary of Ganfeng Lithium Group Co., Ltd.
  
  Item 11: Based on the quotient obtained by dividing (a) the number of Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 162,360,000 Common Shares outstanding as of June 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on August 11, 2025.

## Item 1. Issuer
Name of issuer: Lithium Argentina AG
Address of issuer's principal executive offices: Dammstrasse 19, Zug, Switzerland, 6300

## Item 2. Person Filing
Name of person filing: Ganfeng Lithium Group Co., Ltd.
Address of principal business office or, if none, residence: Ganfeng Lithium Group Co., Ltd.: NO. 608, LONG TENG ROAD, CHENGDONG HI TECH DEVELOPMENT ZONE, XIN YU CITY, JIANG XI PROVINCE, P.R. CHINA, 338015
Citizenship: Ganfeng Lithium Group Co., Ltd.: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,810,000
Percent of class: 9.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,810,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,810,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ganfeng Lithium Group Co., Ltd./ADR: /s/ Xiaoshen Wang, Mr. Xiaoshen Wang, Vice Chairman and Chief Executive Officer (10/16/2025)